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                            December 13, 2023

       Jennifer Leyden
       Chief Financial Officer
       Getty Images Holdings, Inc.
       605 5th Ave. S. Suite 400
       Seattle, WA 98104

                                                        Re: Getty Images
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for
Fiscal Quarter Ended June 30, 2023
                                                            File No. 001-41453

       Dear Jennifer Leyden:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Liquidity and Capital Resources
       Cash Flows, page 56

   1. Please provide an analysis of why the reported amount of operating cash flows materially changed from period to
period for annual and interim periods. Refer to Item 303 of
                                                        Regulation S-K. Your
current discussion appears to be a recitation of the items presented in your statement of
cash flows of how the amount of operating cash flows was derived for each period. Your
discussion also refers to noncash items that do not impact
                                                        cash. Note references
to results and working capital items may not provide a sufficient basis to understand how
the amount of operating cash actually was affected between
                                                        periods. Your analysis
should discuss all material factors that actually affected the reported amount of
operating cash and reasons for material changes between periods underlying these
factors. Refer to the introductory paragraph of section IV.B and B.1 of
                                                        Release No. 33-8350 for
further guidance.
 Jennifer Leyden
Getty Images Holdings, Inc.
December 13, 2023
Page 2
Notes to Consolidated Financial Statements
Note 14. Revenue, page F-28

2. Please tell us your consideration of disclosing disaggregated revenue by product offering as disclosed on page 5. We note that your content type, key customers, and go-to-market approach differ between the Getty Images, iStock, and Unsplash product offerings. Refer to ASC 606-10-50-5 and 50-6 and ASC 606-10-55-89 through 55-91.
Form 10-Q for Fiscal Quarter Ended June 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Three Months Ended June 30, 2023 and 2022, page 23

3. In your third quarter earnings call on November 14, 2023, your CFO stated "Creative results reflect pressures in the agency segment, which was double digits year-on-year as well as impact from the Hollywood strike" and that your updated guidance "assumes continued macroeconomic pressures, adverse impacts from the Hollywood strike and pressures on our agency business through Q4." Please enhance your discussion in your periodic filings for any unusual or infrequent events and/or significant economic changes that have impacted or are reasonably likely to materially impact your revenue and income from operations in future periods. Refer to Item 303(a) and (b)(2)(i) and (ii) of Regulation
         S-K, the latter as guided by the last sentence of 303(c).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameJennifer Leyden                              Sincerely,
Comapany NameGetty Images Holdings, Inc.
                                                               Division of
Corporation Finance
December 13, 2023 Page 2                                       Office of Trade
& Services
FirstName LastName